UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: May 7, 2010
Babcock & Brown Air Limited
(Exact Name of registrant as specified in its charter)
West Pier
Dun Laoghaire
County Dublin, Ireland
(Address of principal executive office)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title

4.1	Amended and Restated Management Agreement between Babcock & Brown Air Limited and Babcock & Brown Air Management Co. Limited dated April 29, 2010.

4.2
Amendment No. 1 to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AmbacAssurance Corporation dated April 29, 2010.

4.3
First Amendment to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited and Babcock & Brown Air Acquisition I Limited dated as of April 29, 2010.

4.4	Third Amendment to the Warehouse Loan Agreement among Babcock & Brown Air Acquisition I Limited, the Designated Lenders party thereto and Credit Suisse, New York Branch dated as of April 29, 2010.

4.5	Babcock & Brown Air Limited Omnibus Incentive Plan.

4.6	Form of Stock Appreciation Right Award Agreement.

4.7	Form of Restricted Stock Unit Award Agreement.

99.1	Babcock & Brown Air Limited’s interim report for the quarter ended March 31, 2010.
This report on Form 6-K is hereby incorporated by reference into Babcock & Brown Air Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-163036), first filed with the Securities and Exchange Commission on November 10, 2009; and Form F-3, as amended (Reg. No. 333-                    ), first filed with the Securities and Exchange Commission on May 7, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babcock & Brown Air Limited (Registrant)
Date: May 7, 2010	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title

4.1	Amended and Restated Management Agreement between Babcock & Brown Air Limited and Babcock & Brown Air Management Co. Limited dated April 29, 2010.

4.2
Amendment No. 1 to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited, Babcock & Brown Air Funding I Limited and AmbacAssurance Corporation dated April 29, 2010.

4.3
First Amendment to Servicing Agreement among Babcock & Brown Aircraft Management LLC, Babcock & Brown Aircraft Management (Europe) Limited and Babcock & Brown Air Acquisition I Limited dated as of April 29, 2010.

4.4	Third Amendment to the Warehouse Loan Agreement among Babcock & Brown Air Acquisition I Limited, the Designated Lenders party thereto and Credit Suisse, New York Branch dated as of April 29, 2010.

4.5	Babcock & Brown Air Limited Omnibus Incentive Plan.

4.6	Form of Stock Appreciation Right Award Agreement.

4.7	Form of Restricted Stock Unit Award Agreement.

99.1	Babcock & Brown Air Limited’s interim report for the quarter ended March 31, 2010.

4